

August 19, 2011

Via E-mail
Xianshou Li
Chief Executive Officer
ReneSola Ltd
No. 8 Baoqun Road
Yaozhuang Town, Jiashan County
Zhejiang Province 314117
People's Republic of China

> **Re:** **ReneSola Ltd**
> **Form 20-F for the year ended December 31, 2010**
>   **Filed March 8, 2011**
> **File No. 1-33911**

Dear Mr. Li:

We have reviewed your letter dated August 5, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2010

Note 19 – Segment Reporting, page F-39

1. We note from your response to prior comment 3 that you are not providing asset information by segment because this information is not provided to your chief operating decision maker. Please explain to us why you believe that the fact that this information is not provided to your chief operating decision maker is a basis for not providing the disclosure set forth FASB ASC 280-10-50-22. Revise future filings as appropriate to comply.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief